
Tropical Weather Analytics, Inc. ⧉

PRELAUNCH

$45,908 INTERESTED

91% of goal reached



73 Interested

INDICATE INTEREST

Be the first to know when Tropical Weather Analytics, Inc. launches. An indication of interest involves no obligation or commitment of any kind.

ⓘ What is a Pre-launch offer?

Follow ⓘ

SPACED VENTURES   TROPICAL WEATHER ANALYTICS, INC   ⧉ Copy link

▶

Watch on ▶ YouTube

PITCH DISCUSSION

Summary
Problem
Solution
Product
Traction
Customers
Business model
Market
Competition
Team

━ SUMMARY ━

PROBLEM Increasingly uncertain and extreme weather events due to climate change cost the industry and government billions of dollars each year.

SOLUTION Faster, higher resolution, custom weather analytics and forecasting to more accurately predict and prepare for extreme weather phenomena.

PRODUCT A NanoSat constellation that takes 3D wind measurements to reliably provide the most accurate weather and early hurricane forecasts.

TRACTION $108 Million Invested by NASA and DoD over a 10-year span., Winner of NASA's 2018 Innovation in Earth Science and Remote Sensing Award., Our work onboard the ISS is frequently featured in stories and technical write ups by NASA.

CUSTOMERS DTN, IBM, NOAA

BUSINESS MODEL Subscription/recurring payment

MARKET Approx. Market Size: $2.7B

COMPETITION TWA is the first company to routinely 3D map clouds and winds globally; currently, there are no competing offerings in the marketplace.

TEAM Chief Scientists from MIT, the Air Force Geophysics Lab & Times' "Most 100 Influential People" list; COO with $300M+ in revenue generation & 2 exits.

VISION To save lives, reduce climate event damages by billions, and build a better world through more accurate weather forecasts.

USE OF FUNDS Build, launch and operate 2 NanoSats that will enable product delivery to customers.

PROBLEM



Increasingly uncertain and extreme weather events due to climate change cost the industry and government billions of dollars each year.

Coming soon.

SOLUTION



Faster, higher resolution, custom weather analytics and forecasting to more accurately predict and prepare for extreme weather phenomena.

Coming soon.

PRODUCT



A NanoSat constellation that takes 3D wind measurements to reliably provide the most accurate weather and early hurricane forecasts.

Coming soon.

TRACTION



$108 Million Invested by NASA and DoD over a 10-year span.

Winner of NASA's 2018 Innovation in Earth Science and Remote Sensing Award.

Our work onboard the ISS is frequently featured in stories and technical write ups by NASA.

Coming soon.

CUSTOMERS

 **DTN**
DISCOVERY

 **IBM**
DISCOVERY

 **NOAA**
DISCOVERY

Coming soon.

BUSINESS MODEL

 **Subscription/Recurring Payment**
Selling a product or service that customers pay on a recurring basis, usually month to month, or annually

Coming soon.

MARKET

 **$2.7B**
Approximate Total Market Size

Coming soon.

COMPETITION



TWA is the first company to routinely 3D map clouds and winds globally; currently, there are no competing offerings in the marketplace.

Coming soon.

TEAM



Chief Scientists from MIT, the Air Force Geophysics Lab & Times' "Most 100 Influential People" list; COO with $300M+ in revenue generation & 2 exits.

.

VISION



To save lives, reduce climate event damages by billions, and build a better world through more accurate weather forecasts.

Coming soon.

USE OF FUNDS



Build, launch and operate 2 NanoSats that will enable product delivery to customers.

Coming soon.

COMPANY



Tropical Weather Analytics, Inc.

Sat Applications/Earth Observation

World-Class Science and Engineering Team to Measure Hurricanes from Space – to provide faster, more accurate hurricane measurements and forecasts potentially saving billions of dollars and thousands of lives annually.

Website	**weatheranalyticsinc.com/**
Employeee Count	**7 People**
Founding year	**2016**
Company type	**Private**

RISKS & DISCLOSURES



Tropical Weather Analytics, Inc. is soliciting interest under Regulation Crowdfunding.

Tropical Weather Analytics, Inc. is soliciting interest under Regulation Crowdfunding. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can

Vision
Use of Funds
Company
Risks & Disclosures

be accepted and no part of the purchase price can be received until the offering statement is filed and only through the intermediary's platform. An indication of interest involves no obligation or commitment of any kind.



SPACED VENTURES

Brownsville | Toronto | Florida |
hello@spacedventures.com

RAISE + INVEST
For Founders
Offers
Spacedbase
Apply to Raise

COMPANY
About Us
Press
Privacy Policy
Terms of Service

RESOURCES
Blog
FAQs
Media Kit
Newsletter

